                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                              Form 20-F  X     Form 40-F
                                        ---

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No   X
                                       ---     ---

      This Report on Form 6-K contains portions of Deutsche Bank AG's Interim Report as of September 30, 2004. This Report on Form 6-K is not intended to be incorporated by reference into Registration Statements on Form S-8 filed by Deutsche Bank AG under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 on pages 9 through 14 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

DISCUSSION OF RESULTS

Deutsche Bank reported net income of E 680 million in the third quarter of 2004, up 18% from E 576 million in the third quarter of 2003. For the first nine months of 2004, net income was E 2.3 billion, up 145% from E 929 million in the first nine months of 2003. Diluted earnings per share were E 1.28, up 28% from E
1.00 in the third quarter 2003. For the first nine months of 2004, diluted earnings per share were E 4.13, up 166% from E 1.55 in the same period last year.

GROUP HIGHLIGHTS

Income before income taxes for the third quarter was E 1.0 billion, up 33% from the third quarter 2003, and E 3.7 billion for the first nine months of 2004, up 79% compared to the same period in 2003.

Reported revenues were E 5.1 billion, 2% lower than in the third quarter 2003. Total net interest and trading revenues were E 2.4 billion, a decrease of E 120 million or 5% compared to the third quarter 2003, with the decline primarily due to lower Sales & Trading (Equity) revenues, in part offset by higher net interest and trading revenues in Consolidation & Adjustments. Noninterest revenues excluding trading revenues were E 2.6 billion, an increase of E 15 million compared to the third quarter 2003. This change resulted from higher other revenues, including revenues from loans held for sale, revenues from qualifying hedges, and a gain on the sale of land and net insurance reimbursements, the latter both related to the September 11, 2001 terrorist attacks in New York City. This increase was in part offset by lower fee and commission income, mainly brokerage fees on securities activities, and by lower income from equity method investments, which in the third quarter 2003 included gains on the sale of real estate investment assets in Asset and Wealth Management.

Noninterest expenses were just under E 4.0 billion, a decline of 6% compared to the third quarter 2003. This demonstrates the continued success of our cost containment program. Compensation expenses were E 257 million lower than in the third quarter 2003, due in part to a decline in accruals for performance-based compensation, lower severance payments and reductions in headcount. The compensation ratio remained stable at 46% for the third consecutive quarter.

Provision for credit losses, which includes provisions for both loan losses and off-balance sheet exposures (the latter reported in other expenses), was E 58 million, a decline of 69% compared to the third quarter 2003. This represents the eighth consecutive quarter of declining provision for credit losses and reflects the continued benefits of effective credit risk management and an improved credit environment. Problem loans at the end of the quarter were E 5.4 billion, a decline of 25% from September 30, 2003, and of 18% from December 31, 2003.

In the third quarter 2004 Deutsche Bank pursued its share buyback program, purchasing a further 16 million shares, or 3% of shares issued, for E 919 million. Despite the share buyback program and a redemption of hybrid capital of E 677 million, the BIS core capital ratio of 9.2% at the end of the quarter remained above the target range of 8 - 9%.

Market risk was managed tightly, with a 23% reduction in value-at-risk during the third quarter, predominantly driven by reduced exposures, principally fixed income positions, and also by improved diversification across business lines.

BUSINESS SEGMENT REVIEW

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The Corporate and Investment Bank's (CIB) third quarter 2004 underlying pre-tax profit was E 555 million, a decline of E 140 million, or 20%, from E 695 million in the third quarter 2003. Underlying revenues of E 2.9 billion were down by E 379 million, or 12%, versus the third quarter 2003. Reported revenues in the third quarter 2003 also included gains of E 59 million from the sale of most of the bank's global securities services business. The first nine months underlying pre-tax profit was almost identical to the previous year at E 2.5 billion. While underlying revenues for the first nine months were below the same period 2003, most of the decline was due to the effects of unfavorable movements in foreign exchange rates.

Sales & Trading (Debt and other products) generated underlying revenues of E 1.4 billion, up by E 97 million, or 7%, versus the third quarter 2003. The bank's debt businesses continue to focus on delivering higher-value customized products to clients, in particular through structured interest rate and credit derivatives and securitized products. Flow businesses in foreign exchange and government bonds also experienced a modest recovery in client volumes during the quarter. For the first nine months, underlying revenues were E 5.0 billion, up by E 106 million, or 2%, versus the same period 2003, continuing to benefit from a strong geographical diversity and customer focus.

Sales & Trading (Equity) generated underlying revenues of E 400 million compared to E 745 million in the third quarter 2003. The equity derivative and prime services businesses performed strongly, but continued difficult market conditions adversely affected DB Advisors, the bank's in-house proprietary trading business. In addition, while the customer flow portion of the convertibles business remained profitable, low volatility and narrowing spreads negatively impacted the convertibles proprietary trading portfolios. Revenues in both DB Advisors and convertibles were significantly below the levels of the third quarter 2003 as was the case in the second quarter 2004 compared to the prior year second quarter. The cash equity business also continued to be impacted by pressure on margins and low volume, particularly in Europe. In the first nine months underlying revenues of E 1.7 billion were E 529 million below the same period 2003 with the same trends highlighted above predominating.

Origination and Advisory generated underlying revenues of E 459 million, essentially unchanged compared to the third quarter 2003. Origination (Debt) revenues continue to show a strong position in higher-growth areas such as corporate bonds, emerging markets and high-yield debt. Origination (Equity) revenues fell compared to the third quarter 2003, reflecting lower levels of activity in the European issuance markets, our area of greatest strength historically. The bank also affirmed its commitment to avoid transactions with inadequate or negative returns. Advisory revenues were essentially unchanged year-on-year. The strength of the advisory franchise was underscored in the third quarter 2004, when Deutsche Bank was ranked among the top three in U.S. M&A by volume of announced deals by Thomson Financial.

Loan Products generated underlying revenues of E 224 million, down by 34% versus the third quarter 2003. This was due in part to additional portfolio management costs, including mark-to-market adjustments on credit risk hedge positions, reflecting tightening credit spreads in the quarter. Revenues were additionally impacted by reduced net interest and fees, as loan volume declined in the bank's global corporates and mid-cap portfolios. On a year-to-date basis, underlying revenues of E 866 million decreased by E 159 million from E 1.0 billion, mainly as a result of the aforementioned reductions in loan volume.

Transaction Services generated underlying revenues of E 464 million, similar to the third quarter 2003. The decline of E 61 million in underlying revenues in the first nine months of 2004 compared to the same period last year was primarily a consequence of the sale of most of the bank's global securities services business in 2003. The success of the business was recognized in September when the bank was named "Best House at Cash Management" in the Bank of the Year Awards 2004 according to The Banker magazine.

Provision for credit losses in the third quarter was E 2 million, significantly down from the E 136 million recorded in the third quarter last year, reflecting the benefits of enhanced credit discipline and an improved credit environment. For the first nine months, provision for credit losses totaled E 82 million, compared to E 616 million in the same period in 2003.

CIB's operating cost base in the third quarter was E 2.3 billion, a 4% reduction from the same quarter last year. This decline was primarily driven by reduced performance-related compensation. For the first nine months, the operating cost base was E 7.6 billion, an increase of E 81 million from the same period of 2003.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

Private Clients and Asset Management (PCAM) generated underlying pre-tax profit of E 344 million in the third quarter of 2004, up 5% from the third quarter 2003. In a difficult market environment, underlying revenues were E 2.0 billion in third quarter 2004, down by 6% from third quarter 2003. The operating cost base was E 1.5 billion, down by E 148 million, or 9%, versus the third quarter 2003. For the first nine months, underlying pre-tax profit was E 1.1 billion, an increase of 37% from the same period 2003. The provision for credit losses for the third quarter of 2004 was E 55 million, E 6 million above the third quarter of 2003.

Asset and Wealth Management (AWM) generated underlying pre-tax profit of E 100 million, a decrease of E 131 million versus the third quarter 2003. Underlying revenues of E 829 million were E 178 million below the third quarter 2003, which included significant revenues from the real estate business, including E 74 million in gains on the sale of certain real estate investments in asset management. Additionally, challenging market conditions and the impact of unfavorable foreign exchange rate movements resulted in significantly reduced brokerage revenues and lower portfolio/fund management revenues. For the first nine months, underlying pre-tax profit was E 391 million, a decrease of E 50 million from the same period 2003. AWM's operating cost base was E 723 million in the third quarter of 2004. The decline of E 56 million compared to the third quarter 2003 was attributable to reduced performance-based compensation as well as lower non-compensation costs.

Asset Management's underlying revenues during the third quarter 2004 suffered from lower performance fees in Continental Europe and in the hedge fund business. Net revenues for the prior year quarter benefited significantly from the aforementioned gains on the sale of real estate investments. Net asset outflows in asset management were E 11 billion during the third quarter 2004, largely in the U.K. institutional business. However, the bank continued to see growth in other invested asset classes with net new assets of E 1 billion in the real estate business and E 241 million in the hedge fund business. In the first nine months our German mutual fund company, DWS, further improved its market share of net mutual fund inflows to over 50% as measured by the German Investment Association, BVI.

In Private Wealth Management net underlying revenues declined compared to the third quarter 2003, predominantly caused by the stronger Euro as well as lower brokerage revenues resulting from the ongoing uncertainty in stock markets, which led to a decrease in customer activity.

Private & Business Clients (PBC) generated an underlying pre-tax profit of E 243 million in the third quarter of 2004, an increase of E 149 million or 156% compared to third quarter 2003. In the third quarter of 2004, underlying revenues were E 1.1 billion, an increase of E 61 million, or 6%, versus the third quarter of 2003 mainly due to higher loans and deposits revenues, improved revenues from portfolio/fund management products and higher revenues from insurance products (which are reported in Payments, account and remaining financial services). The Deutsche Bank customer satisfaction index improved, which supports prospects for future growth. The operating cost base was E 826 million, a decline of E 92 million, or 10%, versus the third quarter 2003, with most of the reduction attributable to lower severance payments. The underlying cost/income ratio improved to 73%, down 13 percentage points from the third quarter 2003. For the first nine months, underlying pre-tax profit was E 742 million, an increase of 92%, compared to E 386 million for same period 2003, fully in line with PBC's full-year underlying pre-tax profit target of E 1 billion.

CORPORATE INVESTMENTS GROUP DIVISION

Corporate Investments (CI) generated an underlying pre-tax loss of E 61 million in the third quarter of 2004, essentially unchanged from a loss of E 62 million in the third quarter of 2003. For the first nine months, CI generated an underlying pre-tax loss of E 40 million compared to an underlying pre-tax loss of E 194 million for the same period 2003. The improvement this year reflects the continued success of the strategy to de-risk the bank by reducing its exposure to alternative assets. The third quarter 2004 was the eleventh consecutive quarter of reductions in such exposure, which was E 2.1 billion at September 30, 2004, a 50% reduction from E 4.1 billion at the end of the third quarter of 2003. Underlying revenues were E 18 million in the third quarter of 2004 compared to E 38 million in the third quarter 2003. The decline in underlying revenues included the effect of the deconsolidation of maxblue Americas. Reported net revenues of E 119 million in the third quarter of 2004 included a benefit of E 51 million arising from the sale of land at 130 Liberty Street (the bank's lower Manhattan premises damaged during the terrorist attacks of September 11, 2001) and from net insurance reimbursements of losses suffered by the bank as a consequence of those terrorist attacks. Revenues in the quarter also reflected net gains from equity method investments and other investments of E 24 million, and net gains related to our industrial holdings portfolio of E 26 million, all of which are excluded from underlying revenues. CI's underlying revenues in the second quarter 2004 of E 224 million included seasonal dividend income of E 209 million, mainly from our industrial holdings. CI's operating cost base was E 78 million in the third quarter 2004, including the cost of eliminating excess space, totaling E 20 million, resulting from headcount reductions and the sale of businesses. Similar charges in the third quarter of 2003 amounted to E 36 million. The decrease of E 23 million in the operating cost base from 2003 also reflected reductions resulting from the sale of maxblue Americas as well as project-related costs in 2003.

CONSOLIDATION & ADJUSTMENTS

Consolidation & Adjustments includes adjustments for differences in accounting methods used for management reporting versus U.S. GAAP and adjustments related to activities that are not the responsibility of the business segments.

In Consolidation & Adjustments, income before income taxes was E 46 million versus a loss before income taxes of E 233 million in the third quarter 2003. The improvement reflected lower charges from the effects of asymmetrical accounting for non-trading derivatives used for hedging purposes. These hedges, although economically effective, do not qualify for hedge accounting under SFAS
133. Also contributing to the increase was E 110 million of interest income on tax refunds resulting from ongoing audits of prior period tax returns. For the first nine months, the loss before income taxes was E 163 million in 2004 and E 209 million in 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2004, and the related consolidated statements of income and comprehensive income for the three month and nine month periods ended September 30, 2004 and 2003, and the related statements of changes in shareholders' equity and cash flows for the nine month periods ended September 30, 2004 and 2003. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U. S. generally accepted accounting principles.


KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft

Frankfurt am Main (Germany), October 28, 2004

CONSOLIDATED STATEMENT OF INCOME

INCOME STATEMENT

                                                                         Three months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
Interest revenues                                                   6,637             7,015            20,864            21,425
-------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                    5,479             5,403            16,853            16,835
-------------------------------------------------------------------------------------------------------------------------------
NET INTEREST REVENUES                                               1,158             1,612             4,011             4,590
-------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                              83               174               361               894
===============================================================================================================================
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES               1,075             1,438             3,650             3,696
===============================================================================================================================
Commissions and fees from fiduciary activities                        773               801             2,343             2,403
-------------------------------------------------------------------------------------------------------------------------------
Commissions, broker's fees, markups on securities
underwriting and other securities activities                          851               921             2,828             2,672
-------------------------------------------------------------------------------------------------------------------------------
Fees for other customer services                                      665               657             1,890             1,904
-------------------------------------------------------------------------------------------------------------------------------
Insurance premiums                                                     21                29                80                83
-------------------------------------------------------------------------------------------------------------------------------
Trading revenues, net                                               1,273               940             4,725             4,253
-------------------------------------------------------------------------------------------------------------------------------
Net gains (losses) on securities available for sale                    39                69               257              (125)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from equity method investments                       54               139               253              (569)
-------------------------------------------------------------------------------------------------------------------------------
Other revenues                                                        222                (7)              218               849
===============================================================================================================================
TOTAL NONINTEREST REVENUES                                          3,898             3,549            12,594            11,470
===============================================================================================================================
Compensation and benefits                                           2,327             2,584             7,632             7,967
-------------------------------------------------------------------------------------------------------------------------------
Net occupancy expense of premises                                     286               286               906               948
-------------------------------------------------------------------------------------------------------------------------------
Furniture and equipment                                                43                48               135               134
-------------------------------------------------------------------------------------------------------------------------------
IT costs                                                              396               457             1,274             1,395
-------------------------------------------------------------------------------------------------------------------------------
Agency and other professional service fees                            196               196               569               575
-------------------------------------------------------------------------------------------------------------------------------
Communication and data services                                       142               151               454               480
-------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                                       31                37               109               102
-------------------------------------------------------------------------------------------------------------------------------
Other expenses                                                        546               473             1,437             1,400
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                     -                 -                 -               114
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                -                 -                 -               (29)
===============================================================================================================================
TOTAL NONINTEREST EXPENSES                                          3,967             4,232            12,516            13,086
===============================================================================================================================
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT
OF ACCOUNTING CHANGES                                               1,006               755             3,728             2,080
-------------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                    323               252             1,331             1,178
-------------------------------------------------------------------------------------------------------------------------------
Reversal of 1999/2000 credits for tax rate changes                      3                78               120               124
===============================================================================================================================
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES,
NET OF TAX                                                            680               425             2,277               778
-------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes, net of tax                     -               151                 -               151
===============================================================================================================================
NET INCOME                                                            680               576             2,277               929
-------------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE

                                                                         Three months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E                                                         SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
EARNINGS PER COMMON SHARE
Basic
   Income before cumulative effect of accounting
   changes, net of tax                                               1.42              0.80              4.55              1.36
   Cumulative effect of accounting changes, net of tax                  -              0.28                 -              0.27
   NET INCOME                                                        1.42              1.08              4.55              1.63
Diluted
   Income before cumulative effect of accounting
   changes, net of tax(1)                                            1.28              0.73              4.13              1.30
   Cumulative effect of accounting changes, net of tax                  -              0.27                 -              0.25
   NET INCOME                                                        1.28              1.00              4.13              1.55
===============================================================================================================================
Number of shares in m.
-------------------------------------------------------------------------------------------------------------------------------
Denominator for basic earnings per share  -
weighted-average shares outstanding                                 479.7             535.6             500.3             570.0
Denominator for diluted earnings per share  -
adjusted weighted-average shares after assumed
conversions                                                         512.4             556.1             539.0             598.1
-------------------------------------------------------------------------------------------------------------------------------

(1) Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and nine months ended September 30, 2004 was E (0.05) and E (0.09). For the three months ended September 30, 2003 the effect was E (0.04).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

STATEMENT OF COMPREHENSIVE INCOME

                                                                         Three months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
NET INCOME                                                            680               576             2,277               929
===============================================================================================================================
Reversal of 1999/2000 credits for tax rate changes                      3                78               120               124
-------------------------------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities available for
sale

   Unrealized net gains (losses) arising during the
   period, net of tax and other                                      (632)              116              (500)              380
   Net reclassification adjustment for realized
   net (gains) losses, net of applicable tax and other                (31)              (67)             (203)              310
-------------------------------------------------------------------------------------------------------------------------------
Unrealized net gains (losses) on derivatives hedging
variability of cash flows, net of tax                                   9                (1)              (13)              (11)
-------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
   Unrealized net gains (losses) arising during
   the period, net of tax                                            (230)              (44)               83              (486)
   Net reclassification adjustment for realized
   net (gains) losses, net of tax                                       -                 -                 6               (41)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)                              (881)               82              (507)              276
===============================================================================================================================
COMPREHENSIVE INCOME (LOSS)                                          (201)              658             1,770             1,205
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

ASSETS

in E m.                                                                                        SEP 30, 2004        Dec 31, 2003
===============================================================================================================================
Cash and due from banks                                                                               8,332               6,636
-------------------------------------------------------------------------------------------------------------------------------
Interest-earning deposits with banks                                                                 17,047              14,649
-------------------------------------------------------------------------------------------------------------------------------
Central bank funds sold and securities purchased under resale agreements                            119,643             112,419
-------------------------------------------------------------------------------------------------------------------------------
Securities borrowed                                                                                  81,735              72,796
-------------------------------------------------------------------------------------------------------------------------------
   Bonds and other fixed-income securities                                                          218,042             204,324
   Equity shares and other variable-yield securities                                                 71,933              66,306
   Positive market values from derivative financial instruments                                      61,671              65,460
   Other trading assets                                                                               7,899               9,281
                                                                                               ------------        ------------
Total trading assets                                                                                359,545             345,371
-------------------------------------------------------------------------------------------------------------------------------
Securities available for sale                                                                        21,214              24,631
-------------------------------------------------------------------------------------------------------------------------------
Other investments                                                                                     7,528               8,570
-------------------------------------------------------------------------------------------------------------------------------
Loans, net                                                                                          137,457             144,946
-------------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                                           5,753               5,786
-------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                              6,778               6,735
-------------------------------------------------------------------------------------------------------------------------------
Other intangible assets, net                                                                          1,118               1,122
-------------------------------------------------------------------------------------------------------------------------------
Other assets related to insurance business                                                            7,404               8,249
-------------------------------------------------------------------------------------------------------------------------------
Due from customers on acceptances                                                                        81                  60
-------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                                                                           4,184               3,612
-------------------------------------------------------------------------------------------------------------------------------
Pending securities transactions past settlement date                                                 13,010              11,082
-------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                         54,224              36,950
===============================================================================================================================
TOTAL ASSETS                                                                                        845,053             803,614
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

in E m.                                                                                        SEP 30, 2004        Dec 31, 2003
===============================================================================================================================
   Noninterest-bearing deposits                                                                      29,337              28,168
   Interest-bearing deposits                                                                        307,731             277,986
                                                                                               ------------        ------------
Total deposits                                                                                      337,068             306,154
-------------------------------------------------------------------------------------------------------------------------------
   Bonds and other fixed-income securities                                                           75,362              66,685
   Equity shares and other variable-yield securities                                                 27,840              25,382
   Negative market values from derivative financial instruments                                      61,995              61,167
                                                                                               ------------        ------------
Total trading liabilities                                                                           165,197             153,234
-------------------------------------------------------------------------------------------------------------------------------
Central bank funds purchased and securities sold under repurchase agreements                        107,183             102,433
-------------------------------------------------------------------------------------------------------------------------------
Securities loaned                                                                                    18,194              14,817
-------------------------------------------------------------------------------------------------------------------------------
Other short-term borrowings                                                                          17,897              22,290
-------------------------------------------------------------------------------------------------------------------------------
Acceptances outstanding                                                                                  81                  60
-------------------------------------------------------------------------------------------------------------------------------
Insurance policy claims and reserves                                                                  8,386               9,071
-------------------------------------------------------------------------------------------------------------------------------
Accrued interest payable                                                                              4,769               3,793
-------------------------------------------------------------------------------------------------------------------------------
Pending securities transactions past settlement date                                                 12,715              10,390
-------------------------------------------------------------------------------------------------------------------------------
Other liabilities                                                                                    44,259              53,380
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                       99,980              97,480
-------------------------------------------------------------------------------------------------------------------------------
Obligation to purchase common shares                                                                  3,058               2,310
===============================================================================================================================
TOTAL LIABILITIES                                                                                   818,787             775,412
===============================================================================================================================
Common shares, no par value, nominal value of E 2.56                                                  1,392               1,490
-------------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                           11,147              11,147
-------------------------------------------------------------------------------------------------------------------------------
Retained earnings                                                                                    19,635              20,486
-------------------------------------------------------------------------------------------------------------------------------
Common shares in treasury, at cost                                                                     (953)               (971)
-------------------------------------------------------------------------------------------------------------------------------
Equity classified as obligation to purchase common shares                                            (3,058)             (2,310)
-------------------------------------------------------------------------------------------------------------------------------
Share awards                                                                                          1,204                 954
-------------------------------------------------------------------------------------------------------------------------------
   Deferred tax on unrealized net gains on securities available for sale relating to
   1999 and 2000 tax rate changes in Germany                                                         (2,708)             (2,828)
   Unrealized net gains on securities available for sale, net of applicable tax
   and other                                                                                          1,234               1,937
   Unrealized net losses on derivatives hedging variability of cash flows,
   net of tax                                                                                           (16)                 (3)
   Foreign currency translation, net of tax                                                          (1,611)             (1,700)
                                                                                               ------------        ------------
Total accumulated other comprehensive loss                                                           (3,101)             (2,594)
===============================================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                                                           26,266              28,202
===============================================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                          845,053             803,614
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                              Nine months ended
                                                                                               --------------------------------
in E m.                                                                                        SEP 30, 2004        Sep 30, 2003
===============================================================================================================================
COMMON SHARES
Balance, beginning of year                                                                            1,490               1,592
Retirement of common shares                                                                             (98)               (102)
Balance, end of period                                                                                1,392               1,490
-------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                                           11,147              11,199
Net losses on treasury shares sold                                                                        -                 (36)
Other                                                                                                     -                 (16)
Balance, end of period                                                                               11,147              11,147
-------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                                                           20,486              22,087
Net income                                                                                            2,277                 929
Cash dividends declared and paid                                                                       (828)               (756)
Dividend related to equity classified as obligation to purchase common shares                            96                   -
Net gains (losses) on treasury shares sold                                                               84                (400)
Retirement of common shares                                                                          (2,472)             (1,801)
Other                                                                                                    (8)                (29)
Balance, end of period                                                                               19,635              20,030
-------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES IN TREASURY, AT COST
Balance, beginning of year                                                                             (971)             (1,960)
Purchases of shares                                                                                 (29,829)            (20,154)
Sale of shares                                                                                       26,776              19,217
Shares retired                                                                                        2,570               1,903
Treasury shares distributed under employee benefit plans                                                501                 645
Balance, end of period                                                                                 (953)               (349)
-------------------------------------------------------------------------------------------------------------------------------
EQUITY CLASSIFIED AS OBLIGATION TO PURCHASE COMMON SHARES
Balance, beginning of year                                                                           (2,310)               (278)
Additions                                                                                            (1,241)             (2,911)
Deductions                                                                                              493                 879
Balance, end of period                                                                               (3,058)             (2,310)
-------------------------------------------------------------------------------------------------------------------------------
SHARE AWARDS - COMMON SHARES ISSUABLE
Balance, beginning of year                                                                            2,196               1,955
Deferred share awards granted, net                                                                    1,235                 863
Deferred shares distributed                                                                            (501)               (645)
Balance, end of period                                                                                2,930               2,173
-------------------------------------------------------------------------------------------------------------------------------
SHARE AWARDS - DEFERRED COMPENSATION
Balance, beginning of year                                                                           (1,242)             (1,000)
Deferred share awards granted, net                                                                   (1,235)               (863)
Amortization of deferred compensation, net                                                              751                 437
Balance, end of period                                                                               (1,726)             (1,426)
-------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of year                                                                           (2,594)             (3,604)
Reversal of 1999/2000 credits for tax rate changes                                                      120                 124
Change in unrealized net gains on securities available for sale, net of applicable
tax and other                                                                                          (703)                690
Change in unrealized net gains/losses on derivatives hedging variability of cash
flows, net of tax                                                                                       (13)                (11)
Foreign currency translation, net of tax                                                                 89                (527)
Balance, end of period                                                                               (3,101)             (3,328)
===============================================================================================================================
TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD                                                            26,266              27,427
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOW STATEMENT

                                                                                                              Nine months ended
                                                                                               --------------------------------
in E m.                                                                                        SEP 30, 2004        Sep 30, 2003
===============================================================================================================================
NET INCOME                                                                                            2,277                 929
===============================================================================================================================
Adjustments to reconcile net income to net cash used in operating activities
   Provision for loan losses                                                                            361                 894
   Restructuring activities                                                                               -                 (29)
   Net (gain) loss on sale of securities available for sale, other investments,
   loans and other                                                                                     (349)                  6
   Deferred income taxes, net                                                                           463                 324
   Impairment, depreciation and other amortization and accretion                                      1,368               2,439
   Cumulative effect of accounting changes, net of tax                                                    -                (151)
   Share of net loss (income) from equity method investments                                           (198)                 84
-------------------------------------------------------------------------------------------------------------------------------
Net change in
   Trading assets                                                                                   (29,318)            (45,990)
   Other assets                                                                                     (19,146)            (11,427)
   Trading liabilities                                                                               11,973              31,029
   Other liabilities                                                                                  9,183              18,952
   Other, net                                                                                           515                 613
===============================================================================================================================
NET CASH USED IN OPERATING ACTIVITIES                                                               (22,871)             (2,327)
===============================================================================================================================
Net change in
   Interest-earning deposits with banks                                                              (4,014)              9,607
   Central bank funds sold and securities purchased under resale agreements                          (7,401)            (12,293)
   Securities borrowed                                                                               (8,939)            (42,871)
   Loans                                                                                              4,580              12,152
-------------------------------------------------------------------------------------------------------------------------------
Proceeds from
   Sale of securities available for sale                                                             17,950              11,443
   Maturities of securities available for sale                                                        3,113               4,400
   Sale of other investments                                                                          1,977               1,187
   Sale of loans                                                                                      6,373               1,013
   Sale of premises and equipment                                                                        76               1,465
-------------------------------------------------------------------------------------------------------------------------------
Purchase of

   Securities available for sale                                                                    (22,735)            (15,759)
   Other investments                                                                                   (889)             (1,996)
   Loans                                                                                             (2,813)             (4,894)
   Premises and equipment                                                                              (500)               (629)
-------------------------------------------------------------------------------------------------------------------------------
Net cash received (paid) for business combinations/divestitures                                         (39)              2,383
-------------------------------------------------------------------------------------------------------------------------------
Other, net                                                                                              170                 150
===============================================================================================================================
NET CASH USED IN INVESTING ACTIVITIES                                                               (13,091)            (34,642)
===============================================================================================================================
Net change in
   Deposits                                                                                          30,951              (8,334)
   Securities loaned and central bank funds purchased and securities
   sold under repurchase agreements                                                                   8,127              35,808
   Other short-term borrowings                                                                        1,178               7,023
-------------------------------------------------------------------------------------------------------------------------------
Issuances of long-term debt and trust preferred securities                                           22,240              25,054
-------------------------------------------------------------------------------------------------------------------------------
Repayments and extinguishments of long-term debt and trust preferred securities                     (21,102)            (21,211)
-------------------------------------------------------------------------------------------------------------------------------
Purchases of treasury shares                                                                        (29,829)            (20,154)
-------------------------------------------------------------------------------------------------------------------------------
Sale of treasury shares                                                                              26,859              18,683
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                                                                    (828)               (756)
-------------------------------------------------------------------------------------------------------------------------------
Other, net                                                                                               18                 (28)
===============================================================================================================================
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                            37,614              36,085
===============================================================================================================================
Net effect of exchange rate changes on cash and due from banks                                           44                (683)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and due from banks                                                    1,696              (1,567)
Cash and due from banks, beginning of period                                                          6,636               8,979
Cash and due from banks, end of period                                                                8,332               7,412
-------------------------------------------------------------------------------------------------------------------------------
Interest paid                                                                                        15,865              17,047
Income taxes paid, net                                                                                  268                 388
-------------------------------------------------------------------------------------------------------------------------------

BASIS OF PRESENTATION

The accompanying consolidated financial statements as of September 30, 2004 and 2003 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2003 Annual Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet, other financial information and other information.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

EITF 04-8

In October 2004, the Financial Accounting Standards Board (FASB) ratified the consensus reached in EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires contingently convertible debt instruments to be included in diluted earnings per share, if dilutive, regardless of whether the contingency has been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and requires prior period earnings per share amounts to be restated for comparative purposes. The adoption of EITF 04-8 is not expected to have a material impact on our consolidated financial statements.

EITF 03-1 AND FSP EITF 03-1-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." These decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been delayed and will be required beginning December 31, 2004. Management is currently evaluating the effect these disclosures will have on our consolidated financial statements.

FSP 106-2

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. The adoption of FSP 106-2 did not have a material impact on our consolidated financial statements.

FSP 129-1

In April 2004, the FASB issued Staff Position No. 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities" ("FSP 129-1"). FSP 129-1 requires the disclosure provisions of Statement 129 to apply to all existing and newly created contingently convertible securities and to their potentially dilutive effects on earnings per share. The disclosure requirements of FSP 129-1 are not expected to have a material effect on our consolidated annual financial statements.

EITF 03-6

In March 2004, the FASB ratified the consensus reached on EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share." EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption did not have a material impact on our consolidated financial statements.

SAB 105

Effective April 1, 2004, the Group adopted Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. The adoption of SAB 105 did not have a material impact on our consolidated financial statements.

FIN 46 (REVISED DECEMBER 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by E 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

SEGMENT INFORMATION

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

In the third quarter of 2004 there were no significant changes regarding the organizational structure, the management responsibilities and the format of segment disclosure.

All prior periods have been restated to conform to the current year's presentation.

Effective July 2004, the Group sold its wholly owned subsidiary DB Payment Projektgesellschaft to the Betriebscenter fuer Banken Deutschland GmbH & Co. KG
(BCB), a 100% subsidiary of Deutsche Postbank AG. Henceforth BCB provides payment transaction services to the Group for its German domestic and parts of the foreign payment transactions. The DB Payment Projektgesellschaft had been managed within the infrastructure groups of the Private Clients and Asset Management Group Division.

In September 2004, the Group merged three Australian trusts - Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust - into a new trust, DB RREEF Trust. The merger created Australia's fourth-largest listed property trust. In connection with this transaction the Group transferred its Australian fiduciary real estate funds management and property management business into a subsidiary, renamed DB RREEF Holdings. The Group subsequently sold a 50% interest in DB RREEF Holdings and recognized a net gain of E 18 million.

SEGMENTAL RESULTS OF OPERATIONS



THREE MONTHS ENDED                                                            Private Clients and Asset   Corporate       Total
SEP 30, 2004                         Corporate and Investment Bank                           Management     Invest-     Manage-
                               -----------------------------------   ----------------------------------       ments        ment
                                Corporate       Global       Total   Asset and   Private &        Total               Reporting
                                Banking &       Trans-                  Wealth    Business
in E m.                        Securities       action                 Manage-     Clients
(except percentages)                           Banking                    ment
===============================================================================================================================
NET REVENUES                        2,394          466       2,860         854       1,126        1,980         119       4,959
===============================================================================================================================
Underlying revenues                 2,394          464       2,858         829       1,126        1,955          18       4,830
===============================================================================================================================
Provision for loan losses              22            3          26          (1)         57           56           1          83
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                    (10)         (14)        (24)         (0)         (0)          (1)          0         (24)
===============================================================================================================================
TOTAL PROVISION FOR
CREDIT LOSSES                          12          (10)          2          (2)         57           55           1          58
===============================================================================================================================
Operating cost base                 1,917          385       2,302         723         826        1,549          78       3,929
-------------------------------------------------------------------------------------------------------------------------------
Minority interest                      (2)           -          (2)          7          (0)           7          (0)          5
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and
claims                                  -            -           -           7           -            7           -           7
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                    (10)         (14)        (24)         (0)         (0)          (1)          0         (24)
===============================================================================================================================
TOTAL NONINTEREST EXPENSES          1,905          372       2,277         737         825        1,562          78       3,916
===============================================================================================================================
INCOME BEFORE
INCOME TAXES                          466           91         557         119         244          362          41         960
===============================================================================================================================
ADD (DEDUCT)
-------------------------------------------------------------------------------------------------------------------------------
Net gains on securities
available for sale/
industrial holdings
including hedging                       -            -           -           -           -            -         (26)        (26)
-------------------------------------------------------------------------------------------------------------------------------
Significant equity
pick-ups/net gains from
investments(2)                          -            -           -           -           -            -         (24)        (24)
-------------------------------------------------------------------------------------------------------------------------------
Net gains from businesses
sold/held for sale                      -           (2)         (2)        (18)         (0)         (19)          -         (21)
-------------------------------------------------------------------------------------------------------------------------------
Net gains on sale of premises           -            -           -           -           -            -         (51)        (51)
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -           -           -
===============================================================================================================================
UNDERLYING PRE-TAX PROFIT
(LOSS)                                466           89         555         100         243          344         (61)        838
===============================================================================================================================
Cost/income ratio in %                 80           83          80          86          73           79          65          79
-------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                   80           83          81          87          73           79         N/M          81
-------------------------------------------------------------------------------------------------------------------------------
Assets(3)                         730,603       18,519     736,011      36,123      77,247      113,305      16,538     838,531
-------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)              128,207       11,908     140,115      11,672      53,467       65,139      10,533     215,787
-------------------------------------------------------------------------------------------------------------------------------
Average active equity              11,467        1,477      12,944       5,096       1,766        6,861       3,935      23,741
-------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average
active equity in %                     16           25          17           9          55           21           4          16
-------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity
in %                                   16           24          17           8          55           20          (6)         14
-------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.



Three months ended                   Corporate and Investment Bank            Private Clients and Asset   Corporate       Total
Sep 30, 2003                                                                                 Management     Invest-     Manage-
                               -----------------------------------   ----------------------------------       ments        ment
                                Corporate       Global       Total   Asset and   Private &        Total               Reporting
                                Banking &       Trans-                  Wealth    Business
in E m.                        Securities       action                 Manage-     Clients
(except percentages)                           Banking                    ment
===============================================================================================================================
NET REVENUES                        2,766          529       3,295       1,017       1,065        2,083           8       5,385
===============================================================================================================================
Underlying revenues                 2,766          471       3,236       1,007       1,065        2,072          38       5,346
===============================================================================================================================
Provision for loan losses             147          (35)        112          (2)         55           52           9         174
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                     35          (12)         23          (2)         (2)          (4)         (1)         18
===============================================================================================================================
TOTAL PROVISION FOR
CREDIT LOSSES                         182          (46)        136          (4)         53           49           8         192
===============================================================================================================================
Operating cost base                 1,978          417       2,395         779         917        1,697         100       4,192
-------------------------------------------------------------------------------------------------------------------------------
Minority interest                      10            -          10          (0)          0            0          (8)          2
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and
claims                                  -            -           -          11           -           11           -          11
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                     35          (12)         23          (2)         (2)          (4)         (1)         18
===============================================================================================================================
TOTAL NONINTEREST EXPENSES          2,023          406       2,429         788         916        1,704          91       4,223
===============================================================================================================================
INCOME (LOSS) BEFORE INCOME
TAXES                                 596          158         754         232          95          327         (92)        988
===============================================================================================================================
ADD (DEDUCT)
-------------------------------------------------------------------------------------------------------------------------------
Net gains on securities
available for sale/
industrial holdings
including hedging                       -            -           -           -           -            -         (33)        (33)
-------------------------------------------------------------------------------------------------------------------------------
Significant equity
pick-ups/net losses from
investments(2)                          -            -           -           -           -            -          38          38
-------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from
business sold/held for sale             -          (59)        (59)         (0)          -           (0)         25         (34)
-------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses on sale
of premises                             -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -           -           -
===============================================================================================================================
UNDERLYING PRE-TAX PROFIT
(LOSS)                                596          100         695         231          95          326         (62)        959
===============================================================================================================================
Cost/income ratio in %                 72           79          73          78          86           82         N/M          78
-------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                   72           89          74          77          86           82         N/M          78
-------------------------------------------------------------------------------------------------------------------------------
Assets
(as of Dec 31, 2003)(3)           693,414       16,709     681,722      48,138      78,477      124,606      18,987     795,818
-------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS
risk positions)                   132,277       14,098     146,375      12,907      50,459       63,366      14,442     224,183
-------------------------------------------------------------------------------------------------------------------------------
Average active equity              12,544        1,373      13,917       5,715       1,549        7,263       4,358      25,538
-------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average
active equity in %                     19           46          22          16          25           18          (8)         15
-------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity
in %                                   19           29          20          16          25           18          (6)         15
-------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.



NINE MONTHS ENDED                                                             Private Clients and Asset   Corporate       Total
SEP 30, 2004                         Corporate and Investment Bank                           Management     Invest-     Manage-
                               -----------------------------------   ----------------------------------       ments        ment
                                Corporate       Global       Total   Asset and   Private &        Total               Reporting
                                Banking &       Trans-                  Wealth    Business
in E m.                        Securities       action                 Manage-     Clients
(except percentages)                           Banking                    ment
===============================================================================================================================
NET REVENUES                        8,678        1,449      10,127       2,614       3,352        5,966         553      16,646
===============================================================================================================================
Underlying revenues                 8,678        1,418      10,096       2,560       3,376        5,936         239      16,271
===============================================================================================================================
Provision for loan losses             151            8         159          (7)        193          186          16         361
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                    (58)         (19)        (77)         (1)         (1)          (2)          0         (79)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR
CREDIT LOSSES                          93          (11)         82          (7)        192          184          16         282
===============================================================================================================================
Operating cost base                 6,364        1,193       7,557       2,167       2,442        4,610         266      12,433
-------------------------------------------------------------------------------------------------------------------------------
Minority interest                      (2)           -          (2)          9           0            9          (2)          4
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
Goodwill impairment                     -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and
claims                                  -            -           -          36           -           36           -          36
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                    (58)         (19)        (77)         (1)         (1)          (2)          0         (79)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES          6,304        1,174       7,478       2,212       2,442        4,653         263      12,394
===============================================================================================================================
INCOME BEFORE
INCOME TAXES                        2,223          267       2,490         409         718        1,127         273       3,891
===============================================================================================================================
ADD (DEDUCT)
-------------------------------------------------------------------------------------------------------------------------------
Net gains on securities
available for sale/
industrial holdings
including hedging                       -            -           -           -           -            -        (176)       (176)
-------------------------------------------------------------------------------------------------------------------------------
Significant equity
pick-ups/net gains from
investments(2)                          -            -           -           -           -            -         (56)        (56)
-------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from
businesses sold/held for sale           -          (31)        (31)        (18)         24            6         (30)        (56)
-------------------------------------------------------------------------------------------------------------------------------
Net gains on sale of premises           -            -           -           -           -            -         (51)        (51)
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -           -           -
===============================================================================================================================
UNDERLYING PRE-TAX PROFIT
(LOSS)                              2,223          236       2,459         391         742        1,133         (40)      3,552
===============================================================================================================================
Cost/income ratio in %                 73           82          75          85          73           78          48          75
-------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                   73           84          75          85          72           78         111          76
-------------------------------------------------------------------------------------------------------------------------------
Assets(3)                         730,603       18,519     736,011      36,123      77,247      113,305      16,538     838,531
-------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)              128,207       11,908     140,115      11,672      53,467       65,139      10,533     215,787
-------------------------------------------------------------------------------------------------------------------------------
Average active equity              11,579        1,372      12,951       5,072       1,669        6,742       3,974      23,667
-------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average
active equity in %                     26           26          26          11          57           22           9          22
-------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity
in %                                   26           23          25          10          59           22          (1)         20
-------------------------------------------------------------------------------------------------------------------------------

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.



Nine months ended                    Corporate and Investment Bank            Private Clients and Asset   Corporate       Total
Sep 30, 2003                                                                                 Management     Invest-     Manage-
                               -----------------------------------   ----------------------------------       ments        ment
                                Corporate       Global       Total   Asset and   Private &        Total               Reporting
                                Banking &       Trans-                  Wealth    Business
in E m.                        Securities       action                 Manage-     Clients
(except percentages)                           Banking                    ment
===============================================================================================================================
NET REVENUES                        9,117        2,045      11,162       2,777       3,291        6,067        (981)     16,249
===============================================================================================================================
Underlying revenues                 9,117        1,479      10,596       2,694       3,291        5,985         388      16,970
===============================================================================================================================
Provision for loan losses             668          (35)        633           3         221          224          36         894
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                     24          (41)        (17)         (0)         (0)          (0)         (2)        (19)
===============================================================================================================================
TOTAL PROVISION FOR
CREDIT LOSSES                         692          (76)        616           3         221          224          34         875
===============================================================================================================================
Operating cost base                 6,142        1,334       7,476       2,240       2,682        4,921         569      12,967
-------------------------------------------------------------------------------------------------------------------------------
Minority interest                      16            -          16          11           2           13         (21)          7
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities              (23)          (6)        (29)         (0)         (1)          (1)          -         (29)
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -         114         114
-------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and
claims                                  -            -           -          27           -           27           -          27
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions(1)                     24          (41)        (17)         (0)         (0)          (0)         (2)        (19)
===============================================================================================================================
TOTAL NONINTEREST EXPENSES          6,158        1,288       7,446       2,278       2,683        4,961         660      13,067
===============================================================================================================================
INCOME (LOSS) BEFORE INCOME
TAXES                               2,291          793       3,083         496         387          883      (1,677)      2,289
===============================================================================================================================
ADD (DEDUCT)
-------------------------------------------------------------------------------------------------------------------------------
Net losses on securities
available for sale/
industrial holdings
including hedging                       -            -           -           -           -            -         313         313
-------------------------------------------------------------------------------------------------------------------------------
Significant equity
pick-ups/net losses from
investments(2)                          -            -           -           -           -            -         922         922
-------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from
business sold/held for sale             -         (566)       (566)        (55)          -          (55)        134        (488)
-------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses on sale
of premises                             -            -           -           -           -            -           -           -
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities              (23)          (6)        (29)         (0)         (1)          (1)          -         (29)
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                     -            -           -           -           -            -         114         114
===============================================================================================================================
UNDERLYING PRE-TAX PROFIT
(LOSS)                              2,267          221       2,488         440         386          827        (194)      3,121
===============================================================================================================================
Cost/income ratio in %                 67           65          67          82          82           82         N/M          81
-------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                   67           90          71          83          81           82         147          76
-------------------------------------------------------------------------------------------------------------------------------
Assets
(as of Dec 31, 2003)(3)           693,414       16,709     681,722      48,138      78,477      124,606      18,987     795,818
-------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS
risk positions)                   132,277       14,098     146,375      12,907      50,459       63,366      14,442     224,183
-------------------------------------------------------------------------------------------------------------------------------
Average active equity              13,003        1,449      14,452       5,771       1,527        7,297       5,168      26,918
-------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average
active equity in %                     23           73          28          11          34           16         (43)         11
-------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity
in %                                   23           20          23          10          34           15          (5)         15
-------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and nine months ended September 30, 2004 and 2003:

REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

                                                                         Three months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
Origination (equity)                                                   73               146               321               299
-------------------------------------------------------------------------------------------------------------------------------
Origination (debt)                                                    270               204               735               670
===============================================================================================================================
TOTAL ORIGINATION                                                     344               350             1,056               969
===============================================================================================================================
Sales & Trading (equity)                                              400               745             1,727             2,256
-------------------------------------------------------------------------------------------------------------------------------
Sales & Trading (debt and other products)                           1,439             1,342             4,973             4,867
===============================================================================================================================
TOTAL SALES & TRADING                                               1,839             2,087             6,700             7,123
===============================================================================================================================
Advisory                                                              115               112               327               336
-------------------------------------------------------------------------------------------------------------------------------
Loan products                                                         224               338               866             1,026
-------------------------------------------------------------------------------------------------------------------------------
Transaction services                                                  464               471             1,418             1,479
-------------------------------------------------------------------------------------------------------------------------------
Other                                                                (127)              (62)             (240)              229
===============================================================================================================================
TOTAL                                                               2,860             3,295            10,127            11,162
-------------------------------------------------------------------------------------------------------------------------------

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

                                                                         Three months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
Portfolio/fund management                                             655               652             1,878             1,909
-------------------------------------------------------------------------------------------------------------------------------
Brokerage                                                             379               409             1,227             1,232
-------------------------------------------------------------------------------------------------------------------------------
Loan/deposit                                                          593               555             1,778             1,728
-------------------------------------------------------------------------------------------------------------------------------
Payments, account & remaining financial services                      229               217               641               608
-------------------------------------------------------------------------------------------------------------------------------
Other                                                                 125               251               442               590
===============================================================================================================================
TOTAL                                                               1,980             2,083             5,966             6,067
-------------------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

                                                                                                             Three months ended
                                          -------------------------------------------------------------------------------------
                                                                      SEP 30, 2004                                 Sep 30, 2003
                                          ----------------------------------------      ---------------------------------------
                                              TOTAL        CONSOLI-          TOTAL          Total       Consoli-          Total
                                            MANAGE-        DATION &       CONSOLI-        Manage-       dation &       Consoli-
                                               MENT         ADJUST-          DATED           ment        Adjust-          dated
in E m.                                   REPORTING           MENTS                     Reporting          ments
===============================================================================================================================
Net revenues                                  4,959              97          5,056          5,385           (224)         5,161
-------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                        83               -             83            174              -            174
-------------------------------------------------------------------------------------------------------------------------------
Noninterest expenses                          3,916              51          3,967          4,223              9          4,232
===============================================================================================================================
INCOME (LOSS) BEFORE
INCOME TAXES(1)                                 960              46          1,006            988           (233)           755
===============================================================================================================================
Total assets                                838,531           6,522        845,053        795,818(2)       7,796(2)     803,614(2)
-------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                        215,787           1,745        217,533        224,183          2,150        226,333
-------------------------------------------------------------------------------------------------------------------------------
Average active equity                        23,741             825         24,566         25,538          1,108         26,646
-------------------------------------------------------------------------------------------------------------------------------

(1) Income (loss) before income tax expense and cumulative effect of accounting changes.

(2)   As of December 31, 2003.

                                                                                                              Nine months ended
                                          -------------------------------------------------------------------------------------
                                                                      SEP 30, 2004                                 Sep 30, 2003
                                          ----------------------------------------      ---------------------------------------
                                              TOTAL        CONSOLI-          TOTAL          Total       Consoli-          Total
                                            MANAGE-        DATION &       CONSOLI-        Manage-       dation &       Consoli-
                                               MENT         ADJUST-          DATED           ment        Adjust-          dated
in E m.                                   REPORTING           MENTS                     Reporting          ments
===============================================================================================================================
Net revenues                                 16,646             (41)        16,605         16,249           (189)        16,060
-------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                       361               -            361            894              -            894
-------------------------------------------------------------------------------------------------------------------------------
Noninterest expenses                         12,394             122         12,516         13,067             20         13,086
===============================================================================================================================
INCOME (LOSS) BEFORE
INCOME TAXES(1)                               3,891            (163)         3,728          2,289           (209)         2,080
===============================================================================================================================
Total assets                                838,531           6,522        845,053        795,818(2)       7,796(2)     803,614(2)
-------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                        215,787           1,745        217,533        224,183          2,150        226,333
-------------------------------------------------------------------------------------------------------------------------------
Average active equity                        23,667           1,559         25,225         26,918          1,245         28,163
-------------------------------------------------------------------------------------------------------------------------------

(1) Income (loss) before income tax expense and cumulative effect of accounting changes.

(2)   As of December 31, 2003.

Consolidation & Adjustments includes adjustments for differences in accounting methods used for management reporting versus U.S. GAAP and adjustments related to activities that are not the responsibility of the business segments.

In Consolidation & Adjustments, income before income taxes was E 46 million versus a loss before income taxes of E 233 million in the third quarter 2003. The improvement reflected lower charges from the effects of asymmetrical accounting for non-trading derivatives used for hedging purposes. These hedges, although economically effective, do not qualify for hedge accounting under SFAS
133. Also contributing to the increase was E 110 million of interest income on tax refunds resulting from ongoing audits of prior period tax returns. For the first nine months, the loss before income taxes was E 163 million in 2004 and E 209 million in 2003.

INFORMATION ON THE INCOME STATEMENT

NET INTEREST AND TRADING REVENUES

                                                                         Three months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
Net interest revenues                                               1,158             1,612             4,011             4,590
-------------------------------------------------------------------------------------------------------------------------------
Trading revenues, net                                               1,273               940             4,725             4,253
===============================================================================================================================
TOTAL NET INTEREST AND TRADING REVENUES                             2,431             2,552             8,736             8,843
===============================================================================================================================

===============================================================================================================================
BREAKDOWN BY GROUP DIVISION/CIB PRODUCT:
-------------------------------------------------------------------------------------------------------------------------------
   Sales & Trading (equity)                                           238               498             1,051             1,788
   Sales & Trading (debt and other products)                        1,116             1,093             4,248             4,251
                                                             ------------     -------------      ------------      ------------
Total Sales & Trading                                               1,354             1,591             5,299             6,039
-------------------------------------------------------------------------------------------------------------------------------
Loan products(1)                                                      135               206               544               612
-------------------------------------------------------------------------------------------------------------------------------
Transaction services                                                  210               205               619               663
-------------------------------------------------------------------------------------------------------------------------------
Remaining products(2)                                                 (87)             (103)             (170)             (261)
===============================================================================================================================
Total Corporate and Investment Bank                                 1,613             1,899             6,292             7,054
-------------------------------------------------------------------------------------------------------------------------------
Private Clients and Asset Management                                  691               694             2,248             1,988
-------------------------------------------------------------------------------------------------------------------------------
Corporate Investments                                                  (7)              (48)              134               (18)
-------------------------------------------------------------------------------------------------------------------------------
Consolidation & Adjustments                                           134                 8                63              (182)
===============================================================================================================================
TOTAL NET INTEREST AND TRADING REVENUES                             2,431             2,552             8,736             8,843
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(2) Includes net interest and trading revenues of origination, advisory and other products.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

                                                                           Pension benefits             Postretirement benefits
                                                             ------------------------------      ------------------------------
                                                                          Nine months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
Service cost                                                          192               229                 6                 4
-------------------------------------------------------------------------------------------------------------------------------
Interest cost                                                         292               307                 8                 6
-------------------------------------------------------------------------------------------------------------------------------
Expected return on plan assets                                       (292)             (335)                -                 -
-------------------------------------------------------------------------------------------------------------------------------
Actuarial loss recognized                                              48                54                 -                 -
-------------------------------------------------------------------------------------------------------------------------------
Settlement/curtailment                                                 (1)               (6)                -                 -
-------------------------------------------------------------------------------------------------------------------------------
Amortization of unrecognized transition
obligation (asset) in accordance with SFAS 87                          13                (7)                -                 -
===============================================================================================================================
TOTAL DEFINED BENEFIT PLANS                                           252               242                14                10
-------------------------------------------------------------------------------------------------------------------------------
Defined contribution plans                                            109               128                 -                 -
===============================================================================================================================
NET PERIODIC BENEFIT EXPENSE                                          361               370                14                10
-------------------------------------------------------------------------------------------------------------------------------

In addition to the contributions expected for 2004 as disclosed in the Financial Report 2003 on page 98, a special contribution of approximately E 8 million was made in the United Kingdom in June 2004. During 2004 certain subsidiaries in Luxembourg and Germany contributed E 21 million to the segregated pension fund by an initial funding.

As a result, the Group expects to fund its pension schemes in 2004 for a total of approximately E 280 million.

SFAS 123 PRO FORMA INFORMATION

                                                                         Three months ended                   Nine months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      SEP 30, 2004      Sep 30, 2003      SEP 30, 2004      Sep 30, 2003
===============================================================================================================================
Net income, as reported                                               680               576             2,277               929
-------------------------------------------------------------------------------------------------------------------------------
Add: Share-based compensation expense included in
reported net income, net of related tax effects(1)                    154                88               419               236
-------------------------------------------------------------------------------------------------------------------------------
Deduct: Share-based compensation expense determined
under fair value method for all awards, net of related
tax effects(1)                                                       (154)              (85)             (423)             (139)
===============================================================================================================================
PRO FORMA NET INCOME                                                  680               579             2,273             1,026
===============================================================================================================================
Earnings per share
   Basic - as reported                                             E 1.42            E 1.08            E 4.55            E 1.63
   Basic - pro forma                                               E 1.42            E 1.09            E 4.54            E 1.80
   Diluted - as reported(2)                                        E 1.28            E 1.00            E 4.13            E 1.55
   Diluted - pro forma(2)                                          E 1.28            E 1.01            E 4.12            E 1.71
-------------------------------------------------------------------------------------------------------------------------------

(1) Amounts for the three and nine months ended September 30, 2004 and 2003 do not reflect any share-based awards related to the 2004 and 2003 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

(2) Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and nine months ended September 30, 2004 was E (0.05) and E (0.09). For the three months ended September 30, 2003 the effect was E (0.04).

INFORMATION ON THE BALANCE SHEET

SECURITIES AVAILABLE FOR SALE

                                                                SEP 30, 2004                                       Dec 31, 2003
                                  ------------------------------------------      ---------------------------------------------
                                    FAIR     GROSS UNREALIZED      AMORTIZED           Fair     Gross unrealized      Amortized
                                   VALUE              HOLDING           COST          value              holding           cost
                                             ----------------                                   ----------------
in E m.                                       GAINS    LOSSES                                    gains    losses
===============================================================================================================================
Debt securities                   15,135        251      (155)        15,039         16,813        252      (174)        16,735
-------------------------------------------------------------------------------------------------------------------------------
Equity securities                  6,079      1,196       (31)         4,914          7,818      1,897       (18)         5,939
===============================================================================================================================
TOTAL                             21,214      1,447      (186)        19,953         24,631      2,149      (192)        22,674
-------------------------------------------------------------------------------------------------------------------------------

PROBLEM LOANS

                                                                SEP 30, 2004                                       Dec 31, 2003
                                  ------------------------------------------      ---------------------------------------------
                                IMPAIRED        NONPERFORMING          TOTAL       Impaired        Nonperforming          Total
                                   LOANS          HOMOGENEOUS                         loans          homogeneous
in E m.                                                 LOANS                                              loans
===============================================================================================================================
Nonaccrual loans                   3,983                1,086          5,069          4,980                1,062          6,042
-------------------------------------------------------------------------------------------------------------------------------
Loans 90 days or more
past due and still
accruing                              39                  250            288             74                  306            380
-------------------------------------------------------------------------------------------------------------------------------
Troubled debt
restructurings                        89                    -             89            201                    -            201
===============================================================================================================================
TOTAL                              4,111                1,336          5,446          5,255                1,368          6,623
-------------------------------------------------------------------------------------------------------------------------------

ALLOWANCES FOR CREDIT LOSSES

ALLOWANCE FOR ON-BALANCE SHEET POSITIONS                                                                      Nine months ended
                                                                                               --------------------------------
in E m.                                                                                        SEP 30, 2004        Sep 30, 2003
===============================================================================================================================
BALANCE, BEGINNING OF YEAR                                                                            3,281               4,317
===============================================================================================================================
Provision for loan losses                                                                               361                 894
-------------------------------------------------------------------------------------------------------------------------------
NET CHARGE-OFFS                                                                                      (1,027)             (1,489)
   Charge-offs                                                                                       (1,138)             (1,608)
   Recoveries                                                                                           111                 119
-------------------------------------------------------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures                                                            3                (100)
-------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                                              5                (190)
===============================================================================================================================
BALANCE, END OF PERIOD                                                                                2,623               3,432
-------------------------------------------------------------------------------------------------------------------------------

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS                                                                     Nine months ended
                                                                                               --------------------------------
in E m.                                                                                        SEP 30, 2004        Sep 30, 2003
===============================================================================================================================
BALANCE, BEGINNING OF YEAR                                                                              416                 485
===============================================================================================================================
Provision for credit losses on lending-related commitments                                              (79)                (20)
-------------------------------------------------------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures                                                            -                   1
-------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                                              1                 (13)
===============================================================================================================================
BALANCE, END OF PERIOD                                                                                  338                 453
-------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS

Other assets include loans held for sale of E 8,710 million and E 7,110 million at September 30, 2004 and December 31, 2003, respectively. These loans held for sale were acquired or originated in the course of our securitization activities.

LONG-TERM DEBT

in E m.                                                                                        SEP 30, 2004        Dec 31, 2003
===============================================================================================================================
SENIOR DEBT
Bonds and notes
   Fixed rate                                                                                        46,001              47,364
   Floating rate                                                                                     39,978              37,217
-------------------------------------------------------------------------------------------------------------------------------
SUBORDINATED DEBT
Bonds and notes
   Fixed rate                                                                                         9,414              10,379
   Floating rate                                                                                      4,587               2,520
===============================================================================================================================
TOTAL                                                                                                99,980              97,480
-------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

VARIABLE INTEREST ENTITIES (VIES)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

                                                                     Consolidated VIEs                         Significant VIEs
                                                                     -----------------        ---------------------------------
                                                                            Aggregated           Aggregated             Maximum
SEP 30, 2004, IN E M.                                                     total assets         total assets    exposure to loss
===============================================================================================================================
Commercial paper programs                                                        1,483               18,772              22,890
-------------------------------------------------------------------------------------------------------------------------------
Guaranteed value mutual funds                                                      635                7,606               7,606
-------------------------------------------------------------------------------------------------------------------------------
Asset securitization and other                                                  18,214                1,838                 303
-------------------------------------------------------------------------------------------------------------------------------
Commercial real estate leasing vehicles and closed-end funds                     1,060                1,668                  96
-------------------------------------------------------------------------------------------------------------------------------

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results primarily from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

in E m.                                                                                        SEP 30, 2004        Dec 31, 2003
===============================================================================================================================
Commitments to extend credit
   Fixed rates(1)                                                                                    24,394              22,318
   Variable rates(2)                                                                                 89,789              66,566
-------------------------------------------------------------------------------------------------------------------------------
Financial guarantees, standby letters of credit and performance guarantees                           24,044              23,772
===============================================================================================================================
TOTAL                                                                                               138,227             112,656
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes commitments to extend commercial letters of credit and guarantees of E 2.5 billion and E 2.3 billion at September 30, 2004 and December 31, 2003, respectively.

(2) Includes commitments to extend commercial letters of credit and guarantees of E 0.8 billion and E 0.8 billion at September 30, 2004 and December 31, 2003, respectively.

VALUE-AT-RISK BY RISK CATEGORY(1,2)

                                   Value-at-risk            Interest   Equity price risk           Commodity            Foreign
                                           total           rate risk                              price risk      exchange risk
                                  --------------      --------------   -----------------      --------------     --------------
in E m.                           2004      2003      2004      2003      2004      2003      2004      2003     2004      2003
===============================================================================================================================
Value-at-risk(3)                  67.9      60.0      59.4      52.6      29.7      27.3       8.9       7.1      9.1       6.8
===============================================================================================================================
Minimum value-at-risk(4)          54.5      32.3      47.7      27.6      19.9      13.0       3.8       3.3      2.9       3.2
-------------------------------------------------------------------------------------------------------------------------------
Maximum value-at-risk(4)          97.9      72.1      91.1      64.1      40.5      37.0      10.1      16.7     25.9      17.5
-------------------------------------------------------------------------------------------------------------------------------
Average value-at-risk(4)          73.9      48.4      66.4      45.9      28.9      21.9       7.1       6.4      9.8       7.7
-------------------------------------------------------------------------------------------------------------------------------

(1) All figures for 1-day holding period; 99% confidence level (CIB trading units only).

(2)   Value-at-risk is not additive due to correlation effects.

(3) Figures for 2003 as of December 31, 2003; figures for 2004 as of September 30, 2004.

(4) Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2004 and the year 2003, respectively.

CAPITAL ACCORDING TO BIS

in E m.                                                                                        SEP 30, 2004        Dec 31, 2003
===============================================================================================================================
TIER I
-------------------------------------------------------------------------------------------------------------------------------
Common shares                                                                                         1,392               1,490
-------------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                           11,147              11,147
-------------------------------------------------------------------------------------------------------------------------------
Retained earnings, equity classified as obligation to purchase common shares,
treasury shares, cumulative translation adjustment, share awards                                     15,217              16,459
-------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                      601                 347
-------------------------------------------------------------------------------------------------------------------------------
Hybrid capital instruments
   Noncumulative trust preferred securities                                                           2,632               3,287
   Equity contributed on silent partnership interests                                                   576                 572
-------------------------------------------------------------------------------------------------------------------------------
Items deducted (principally goodwill and tax effect of available for sale securities)               (11,655)            (11,684)
===============================================================================================================================
TOTAL CORE CAPITAL                                                                                   19,910              21,618
===============================================================================================================================
TIER II
-------------------------------------------------------------------------------------------------------------------------------
Unrealized gains on listed securities (45% eligible)                                                    539                 830
-------------------------------------------------------------------------------------------------------------------------------
Other inherent loss allowance                                                                           487                 503
-------------------------------------------------------------------------------------------------------------------------------
Hybrid capital instruments
   Cumulative trust preferred securities                                                                836                 831
-------------------------------------------------------------------------------------------------------------------------------
Subordinated liabilities, if eligible according to BIS                                                8,043               6,089
===============================================================================================================================
TOTAL SUPPLEMENTARY CAPITAL                                                                           9,905               8,253
===============================================================================================================================
TOTAL REGULATORY CAPITAL(1)                                                                          29,815              29,871
-------------------------------------------------------------------------------------------------------------------------------

(1)   Currently we do not have Tier III capital components.

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in E m.                                                                                        SEP 30, 2004        Dec 31, 2003
===============================================================================================================================
BIS risk position(1)                                                                                217,533             215,672
-------------------------------------------------------------------------------------------------------------------------------
BIS capital ratio (Tier I + II + III)(2)                                                              13.7%               13.9%
-------------------------------------------------------------------------------------------------------------------------------
BIS core capital ratio (Tier I)                                                                        9.2%               10.0%
-------------------------------------------------------------------------------------------------------------------------------

(1) Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of E 11.1 billion and E 9.5 billion at September 30, 2004 and December 31, 2003, respectively.

(2)   Currently we do not have Tier III capital components.

OTHER INFORMATION

SUPERVISORY BOARD

Effective July 29, 2004, Dr. Michael Otto resigned from his post as a member of the Supervisory Board of Deutsche Bank AG. He had been a member of the Supervisory Board since 1989.

Dr. Karl-Gerhard Eick was appointed by the register court as a new member of the Supervisory Board on August 3, 2004. Dr. Karl-Gerhard Eick is head of the Finance and Controlling Division and Deputy Chairman of the Management Board of Deutsche Telekom AG, Bonn.

LITIGATION

On April 28, 2003, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, and state securities regulators ("U.S. securities regulators") announced a final settlement with ten investment banks concerning investigations relating to research analyst independence. Shortly before this date, Deutsche Bank Securities Inc. ("DBSI"), Deutsche Bank's U.S. SEC-registered broker dealer subsidiary, located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day.

On August 26, 2004, after taking steps to ensure production of all responsive e-mail, DBSI reached a settlement with the U.S. securities regulators. DBSI neither admitted nor denied the allegations. DBSI agreed to pay: (i) $ 50 million, of which $ 25 million is a civil penalty and $ 25 million is for restitution for investors, (ii) $ 25 million over five years and starting in the first quarter of 2005 to provide third-party research to clients, (iii) $ 5 million over five years to fund investor education programs, and (iv) $ 7.5 million as a penalty in connection with the e-mail production issue. Deutsche Bank has provided for the current exposures in its financial statements.

In addition, in settling the matter, DBSI agreed to adopt certain reforms designed to bolster analyst independence and promote investor confidence. DBSI has already voluntarily adopted most of these reforms.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

This document contains non-U.S. GAAP financial measures, including underlying revenues, total provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

-     Definitions of such non-U.S. GAAP financial measures,

- Reconciliation of such measures to the most directly comparable U.S. GAAP financial measure.

DEFINITIONS OF FINANCIAL MEASURES

We use the following terms with the following meanings:

- Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).

- Total provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).

- Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.

- Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment and specific revenue items as referred to in the respective tables.

- Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

- Average active equity: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.

-     Adjusted return on average active equity (post-tax) in %: Net income
      (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC Form 20-F of March 25, 2004 on page F-73, F-74 and S-12 and in our Financial Report 2003 on page 108 and 109.

RECONCILIATION OF GROUP REPORTED TO UNDERLYING RESULTS

Set forth below are the reconciliations to non-U.S. GAAP financial measures starting from the most directly comparable U.S. GAAP financial measures.

                                                             Three months ended     Change         Nine months ended     Change
                                                           --------------------     ------      --------------------     ------
                                                           SEP 30,      Sep 30,       in %      SEP 30,      Sep 30,       in %
in E m.                                                       2004         2003                    2004         2003
===============================================================================================================================
REPORTED NET REVENUES(1)                                     5,056        5,161         (2)      16,605       16,060          3
-------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Net (gains) losses on securities available for
   sale/industrial holdings including hedging                  (26)         (33)       (21)        (176)         313        N/M
   Significant equity pick-ups/net (gains) losses
   from investments(2)                                         (24)          38        N/M          (56)         922        N/M
   Net gains from businesses sold/held for sale                (21)         (34)       (39)         (56)        (488)       (89)
   Net gains on the sale of premises                           (51)           -        N/M          (51)           -        N/M
   Policyholder benefits and claims(3)                         (31)         (37)       (18)        (109)        (102)         7
-------------------------------------------------------------------------------------------------------------------------------
UNDERLYING REVENUES                                          4,904        5,095         (4)      16,157       16,706         (3)
===============================================================================================================================
===============================================================================================================================
REPORTED PROVISION FOR LOAN LOSSES                              83          174        (53)         361          894        (60)
-------------------------------------------------------------------------------------------------------------------------------
   Provision for off-balance sheet positions(4)                (24)          17        N/M          (79)         (20)       N/M
-------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES                               58          191        (69)         282          874        (68)
===============================================================================================================================
===============================================================================================================================
REPORTED NONINTEREST EXPENSES                                3,967        4,232         (6)      12,516       13,086         (4)
-------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Restructuring activities                                      -            -        N/M            -           29        N/M
   Goodwill impairment                                           -            -        N/M            -         (114)       N/M
   Minority interest                                            (4)          (3)        41           (4)          (8)       (46)
   Policyholder benefits and claims(3)                         (31)         (37)       (18)        (109)        (102)         7
   Provision for off-balance sheet positions(4)                 24          (17)       N/M           79           20        N/M
-------------------------------------------------------------------------------------------------------------------------------
OPERATING COST BASE                                          3,957        4,175         (5)      12,481       12,912         (3)
===============================================================================================================================
===============================================================================================================================
REPORTED INCOME BEFORE INCOME TAXES(5)                       1,006          755         33        3,728        2,080         79
-------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Net (gains) losses on securities available for
   sale/industrial holdings including hedging                  (26)         (33)       (21)        (176)         313        N/M
   Significant equity pick ups/net (gains) losses
   from investments(2)                                         (24)          38        N/M          (56)         922        N/M
   Net gains from businesses sold/held for sale                (21)         (34)       (39)         (56)        (488)       (89)
   Net gains on the sale of premises                           (51)           -        N/M          (51)           -        N/M
   Restructuring activities                                      -            -        N/M            -          (29)       N/M
   Goodwill impairment                                           -            -        N/M            -          114        N/M
-------------------------------------------------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT                                      884          726         22        3,389        2,912         16
-------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful

(1) Net interest revenues before provision for loan losses and total noninterest revenues.

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(4) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(5) Income before income tax expense and cumulative effect of accounting changes.

RECONCILIATION OF GROUP REPORTED TO UNDERLYING RATIOS

                                                             Three months ended     Change         Nine months ended     Change
                                                           --------------------     ------      --------------------     ------
                                                           SEP 30,      Sep 30,                 SEP 30,      Sep 30,
in E m.                                                       2004         2003                    2004         2003
===============================================================================================================================
RECONCILIATION OF COST RATIOS
===============================================================================================================================
===============================================================================================================================
REPORTED NONINTEREST EXPENSES                                3,967        4,232       (6)%       12,516       13,086       (4)%
-------------------------------------------------------------------------------------------------------------------------------
DEDUCT
   Compensation and benefits                                 2,327        2,584      (10)%        7,632        7,967       (4)%
-------------------------------------------------------------------------------------------------------------------------------
NON-COMPENSATION NONINTEREST EXPENSES                        1,640        1,648       (0)%        4,884        5,119       (5)%
===============================================================================================================================
ADD (DEDUCT)
   Restructuring activities                                      -            -        N/M            -           29        N/M
   Goodwill impairment                                           -            -        N/M            -         (114)       N/M
   Minority interest                                            (4)          (3)       41%           (4)          (8)     (46)%
   Policyholder benefits and claims                            (31)         (37)     (18)%         (109)        (102)        7%
   Provision for off-balance sheet positions                    24          (17)       N/M           79           20        N/M
-------------------------------------------------------------------------------------------------------------------------------
NON-COMPENSATION OPERATING COST BASE                         1,630        1,591         2%        4,850        4,945       (2)%
===============================================================================================================================
-------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio                                            78.5%        82.0%  (3.5) ppt        75.4%        81.5%  (6.1) ppt
-------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio                                 80.7%        81.9%  (1.2) ppt        77.2%        77.3%  (0.1) ppt
-------------------------------------------------------------------------------------------------------------------------------
Compensation ratio                                           46.0%        50.1%  (4.1) ppt        46.0%        49.6%  (3.6) ppt
-------------------------------------------------------------------------------------------------------------------------------
Underlying compensation ratio                                47.5%        50.7%  (3.2) ppt        47.2%        47.7%  (0.5) ppt
-------------------------------------------------------------------------------------------------------------------------------
Non-compensation ratio                                       32.4%        31.9%    0.5 ppt        29.4%        31.9%  (2.5) ppt
-------------------------------------------------------------------------------------------------------------------------------
Underlying non-compensation ratio                            33.2%        31.2%    2.0 ppt        30.0%        29.6%    0.4 ppt
-------------------------------------------------------------------------------------------------------------------------------
===============================================================================================================================
RECONCILIATION OF PROFITABILITY RATIOS
===============================================================================================================================
===============================================================================================================================
NET INCOME                                                     680          576        18%        2,277          929       145%
-------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Reversal of 1999/2000 credits for tax rate
   changes                                                       3           78      (96)%          120          124       (3)%
   Cumulative effect of accounting changes,
   net of tax                                                    -         (151)       N/M            -         (151)       N/M
-------------------------------------------------------------------------------------------------------------------------------
ADJUSTED NET INCOME                                            683          503        36%        2,397          902       166%
===============================================================================================================================
===============================================================================================================================
AVERAGE SHAREHOLDERS' EQUITY                                26,557       28,424       (7)%       27,773       29,508       (6)%
-------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Average unrealized net gains on securities
   available for sale, net of tax and average
   deferred taxes relating to 1999 and 2000 tax
   rate changes in Germany                                  (1,592)      (1,407)       13%       (1,697)        (557)       N/M
   Average dividends                                          (400)        (372)        8%         (851)        (788)        8%
-------------------------------------------------------------------------------------------------------------------------------
AVERAGE ACTIVE EQUITY                                       24,566       26,646       (8)%       25,225       28,163      (10)%
===============================================================================================================================
-------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity (post-tax)            10.2%         8.1%    2.1 ppt        10.9%         4.2%    6.7 ppt
-------------------------------------------------------------------------------------------------------------------------------
Adjusted return on average active equity (post-tax)          11.1%         7.6%    3.5 ppt        12.7%         4.3%    8.4 ppt
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average shareholders' equity               15.2%        10.6%    4.6 ppt        17.9%         9.4%    8.5 ppt
-------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average active equity                      16.4%        11.3%    5.1 ppt        19.7%         9.8%    9.9 ppt
-------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on average active equity           14.4%        10.9%    3.5 ppt        17.9%        13.8%    4.1 ppt
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Equity turnover (based on average shareholders'
equity)                                                      76.2%        72.6%    3.6 ppt        79.7%        72.6%    7.1 ppt
-------------------------------------------------------------------------------------------------------------------------------
Equity turnover (based on average active equity)             82.3%        77.5%    4.8 ppt        87.8%        76.0%   11.8 ppt
-------------------------------------------------------------------------------------------------------------------------------
Underlying equity turnover (based on average active
equity)                                                      79.8%        76.5%    3.3 ppt        85.4%        79.1%    6.3 ppt
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Profit margin                                                19.9%        14.6%    5.3 ppt        22.5%        13.0%    9.5 ppt
-------------------------------------------------------------------------------------------------------------------------------
Underlying profit margin                                     18.0%        14.3%    3.7 ppt        21.0%        17.4%    3.6 ppt
-------------------------------------------------------------------------------------------------------------------------------

ppt - percentage points      N/M - Not meaningful

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Deutsche Bank Aktiengesellschaft

Date: October 29, 2004
                                          By:    /s/ Krekeler
                                              ----------------------------
                                          Name:  Hans-Dirk Krekeler
                                          Title: General Counsel to the
                                                   Board of Managing Directors

                                          By:     /s/ Anthony Di Iorio
                                              ----------------------------
                                          Name:  Anthony Di Iorio
                                          Title: Group Controller